# SETTLEMENT AGREEMENT AND RELEASE

This SETTLEMENT AGREEMENT AND RELEASE (the "Agreement") is made and entered into by and between, on the one hand, TRILLIUM PARTNERS, L.P., which is a Delaware Limited Partnership with Maple Leaf Capital as its General Partner and Valley Way, LLC as its Limited Partner ("Trillium"), and on the other hand, CLEAN VISION CORPORATION, which is a Nevada Corporation ("CLNV"). Trillium and CLNV shall each be referred to as a "Party" and collectively as the "Settling Parties."

## RECITALS

WHEREAS, on or about November 1, 2024, Trillium filed a complaint against CLNV in the United States District Court for the District of Nevada, a complaint that was later amended on or about February 24, 2025, Case Number 2:24-cv-02047-APG-BNW (the "Dismissed Action"), the subject of which related to a dispute arising from a Convertible Promissory Note Agreement and Securities Purchase Agreement (collectively, the "Note") that the Settling Parties entered into on or around February 15, 2024. The Court dismissed the complaint for lack of subject matter jurisdiction on May 2, 2025.

WHEREAS, on or about June 9, 2025, Trillium filed a new complaint against CLNV in the United States District Court for the District of Nevada, Case Number 2:25-cv-01009-CDS-DJA (the "Action"), curing the jurisdictional deficiencies noted in the Court's order dismissing the complaint in the Dismissed Action. On or about July 16, 2025, the Settling Parties stipulated to continue CLNV's responsive pleading deadline for the complaint from July 18, 2025, to August 4, 2025. The Court granted this order on July 17, 2025.

WHEREAS, the Settling Parties have reached a mutual agreement in order to fully and finally settle all claims and defenses between them, including, but not limited to, those arising in the Action and Dismissed Action.

NOW THEREFORE, in consideration of the payments and releases contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Settling Parties hereby agree to a full and final compromise and settlement of all disputes concerning the obligations of the Settling Parties and damages alleged to be due and owing in the Action and Dismissed Action as set forth above in accordance with the following terms and conditions:

## TERMS

1. Settlement Terms. CLNV will issue fifty-five million (55,000,000) free trading shares of its common stock (the "Settlement Sum"), issuable in eleven equal installments of five million (5,000,000) shares, as full and final settlement and satisfaction of Trillium's claims in the Action. The first issuance of shares shall occur on August 6, 2025, with subsequent installments to be issued on a month-to-month basis thereafter, due on the sixth day of each month, until all shares are issued. If the sixth day of a particular month falls on a holiday or weekend, that particular issuance is due by the next available business day.

CLNV shall provide an irrevocable letter of instructions, substantively in the form of **Exhibit "2"** attached hereto, to its designated transfer agent, ClearTrust, LLC, authorizing and mandating the issuance of the shares in accordance with the issuance schedule. To the extent Cleartrust requires a different letter of instructions from CLNV to effectuate the issuance of the Settlement Sum, CLNV will promptly provide the same. Furthermore, CLNV will provide Trillium with a courtesy copy of any submitted letter of instructions, and instruct ClearTrust, LLC to provide the same to Trillium.

2. Default, Cure Period & Confession of Judgment. CLNV agrees to execute the confession of judgment attached hereto as **Exhibit "1"**, for the issuance of stock set out in Section 1 (the "Confession of Judgment"). CLNV's failure to effectuate the timely remittance of the Settlement Sum in accordance with the issuance schedule set forth in Section 1 shall be deemed a default. Upon a default, Trillium shall provide notice to CLNV of the same (to d.bates@cleanvisioncorp.com, with a courtesy copy to acalaway@maclaw.com and harnold@maclaw.com. Upon such notice, CLNV shall thereafter have 5 business days to cure the default and effectuate the issuance of the five million shares to Trillium. Upon CLNV's failure to cure the same, Trillium shall then be entitled to file and record the Confession of Judgment and execute upon the property of CLNV in satisfaction thereof, in the amount of eighty-million (80,000,000) free trading shares of CLNV's common stock, less any shares already issued by CLNV under this Agreement. Any issuance of stock received prior to the breach and recordation of the Confession of Judgment will be deemed as partial satisfaction of said judgment and shall set-off any judgment, causing the actual judgment to be entered for only the unissued balance. Trillium further agrees that the Confession of Judgment shall be null and void, and shall be destroyed, upon CLNV's full remittance of the Settlement Sum to Trillium.

3. Dismissal of the Action. The Settling Parties, within thirty (30) days of the full execution of this Agreement, stipulate to dismiss the Action, with prejudice, with all sides bearing their own attorney's fees and costs.

4. Release of CLNV by Trillium. As consideration for this Agreement, Trillium hereby fully releases, remises, acquits, and forever discharges CLNV and its attorneys, predecessors in interest, successors in interest, representatives, directors, officers, executives, employees, agents, consultants, and assigns from any and all claims, counterclaims, cross-claims, third-party claims, demands, actions, causes of action, damages, obligations, losses, and expenses of whatsoever kind or nature, known or unknown, arising out of the acts, omissions, transactions, transfers, happenings, violations, promises, contracts, agreements, facts, or situations that could be threatened or asserted in connection with the Action, Dismissed Action, or the Note. The Settling Parties acknowledge that this release should receive full faith and credit from all courts and agencies. For the avoidance of doubt, upon the full execution of this Agreement, Trillium thereby releases CLNV of any and all obligations or claims related to the Note.

5. Release of Trillium by CLNV. As consideration for this Agreement, CLNV hereby fully releases, remises, acquits, and forever discharges Trillium and its attorneys, predecessors in interest, successors in interest, representatives, directors, officers, executives, employees, agents, consultants and assigns from any and all claims, demands, actions, causes of action, damages, obligations, losses, and expenses of whatsoever kind or nature, known or

unknown, arising out of the acts, omissions, transactions, transfers, happenings, violations, promises, contracts, agreements, facts, or situations that could be threatened or asserted in connection with the Action, Dismissed Action or the Note. The Settling Parties acknowledge that this release should receive full faith and credit from all courts and agencies. For the avoidance of doubt, upon the full execution of this Agreement, CLNV thereby releases Trillium of any and all obligations or claims related to the Note.

6. Confidentiality and Mutual Non-Disparagement Clause. Except as otherwise provided in this paragraph, the Settling Parties shall not disclose, disseminate, or publicize, by press release, posting on the Internet, e-mail, or any other means, any information about this settlement, this Agreement, or any of its terms. Upon unsolicited inquiry, the Settling Parties may only inform others that a mutually satisfactory settlement has been reached. Notwithstanding the foregoing, this Agreement or its terms may be disclosed to the extent required to (a) obtain court approval for dismissal of the Action, (b) respond to an order, inquiry, or subpoena issued by a court, government, or administrative agency, (c) obtain appropriate legal, tax, or financial advice from a party's own professionals, (d) report income or expense to appropriate tax authorities, (e) make required reports to shareholders or regulatory agencies, (f) enforce this Agreement, and (g) respond to subsequent litigation, claims, or bring any motion for good faith settlement if necessary.

Furthermore, neither of the Settling Parties shall, at any time from the execution of this Agreement, directly or indirectly, disparage the other party, or any of its products or affiliates, agents, partners, attorneys, executives, shareholders, directors, officers, members, subsidiaries or agents.

7. Liability. By entering into this Agreement, neither Trillium nor CLNV shall be deemed to admit any liability, wrongdoing or faut in relation to any claim, counterclaim, cause of action, or demand in connection with the Action or Dismissed Action.

8. Attorney's Fees and Costs. The Settling Parties shall each pay their own respective expenses, including, but not limited to, legal expenses, court costs, and attorney's fees incurred by the Settling Parties with respect to the Action, Dismissed Action and the negotiation and execution of this Agreement.

9. Integration. This Agreement constitutes the entire agreement between the Settling Parties with respect to settlement of the Action and Dismissed Action. This Agreement supersedes all prior negotiations and agreements. It may not be modified or amended except by a writing signed by all parties to this Agreement.

10. Modification. No amendment, modification, termination or waiver of any provision of this Agreement shall be effective unless the same shall be in writing and signed or consented to by the Settling Parties, and then such consent or waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

11. Severability. Should any provision of this Agreement be held invalid or illegal, such illegality shall not invalidate the whole of this Agreement, but rather, the Agreement shall be construed and enforced with the minimum reformation necessary

12. Heirs, Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the Parties hereto and their respective heirs, successors, and assigns.

13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same instrument. The Settling Parties will execute all documents and perform all acts necessary and proper to effectuate the terms of this Agreement. The Settling Parties may execute this Agreement via Docusign.

14. Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Nevada .

15. Enforcement of Settlement Terms. If any legal action or other proceeding is brought by any of the Parties hereto to enforce this Agreement or to recover damages or equitable relief for a breach thereof, the prevailing party shall recover its costs, expert witness fees, consulting fees and reasonable attorneys' fees incurred in such action or proceeding, which amount shall be determined by a court of competent jurisdiction.

16. Advice of Counsel. Each Settling Party represents and agrees that it has had the opportunity to seek and has sought from lawyers any such advice as it deems appropriate with respect to signing this Agreement. Each Settling Party acknowledges and represents that it is signing this Agreement voluntarily and intends to be and should be bound thereby. Each Settling Party has undertaken such independent investigation and evaluation as it deems appropriate and is entering this Agreement in reliance on the Settling Party's own investigation and advice, and not in reliance on any advice, disclosure, representation, or information provided by or expected from any other party or party's lawyers, except as expressly stated in this Agreement. This is an agreement of settlement and compromise, made in recognition that the Settling Parties may have different or incorrect understandings, information and contentions, as to facts and law, and with each Settling Party compromising and settling any potential correctness or incorrectness of its understandings, information and contentions as to the facts and law, and as such the Settling Parties agree that no misunderstanding or misinformation shall be a ground for rescission hereof.

17. Jointly Drafted. The terms of this Agreement are and shall be deemed jointly drafted and written by the Settling Parties, and shall not be construed or interpreted against the party originating or preparing the Agreement.

18. Effective Date. The effective date of this Agreement shall be the date that the Agreement is fully executed by the Settling Parties. If executed in counterparts, the effective date shall be the date that the last party executes the Agreement.

**[SIGNATURES ON NEXT PAGE]**

## SETTLEMENT AGREEMENT AND RELEASE

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first set forth below.

By: ______________________

TRILLIUM PARTNERS, L.P.

Its: Stephen Hicks, Manager of GP

Date: 7/31/2025

Approved as to Form and Content

MAIER GUTIERREZ & ASSOCIATES

By: ______________________

JASON R. MAIER, ESQ. (8557)
JEAN PAUL HENDRICKS, ESQ. (10079)
8816 Spanish Ridge Ave
Las Vegas, Nevada 89148
*Attorneys for Trillium Partners, L.P.*

Date: 7/31/2025

[Continued on next page]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first set forth below.

By: ____________________
TRILLIUM PARTNERS, L.P.

Its: ____________________

Date: ____________________

Approved as to Form and Content

MAIER GUTIERREZ & ASSOCIATES

By: ____________________
JASON R. MAIER, ESQ. (8557)
JEAN PAUL HENDRICKS, ESQ. (10079)
8816 Spanish Ridge Ave
Las Vegas, Nevada 89148
*Attorneys for Trillium Partners, L.P.*

Date: ____________________

[Continued on next page]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first set forth below.

By: ____________________
CLEAN VISION CORPORATION

Its: CEO

Date: 7/31/25

Approved as to Form and Content

MARQUIS AURBACH

By: ____________________
BRIAN R. HARDY, ESQ. (10068)
ALEXANDER K. CALAWAY, ESQ. (15188)
HARRY L. ARNOLD, ESQ. (15866)
10001 Park Run Drive
Las Vegas, Nevada 89145
*Attorneys for Clean Vision Corporation*